SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that

Eletrobras has been following the recommendations of the Ministry of Health and the governments of the states and cities where its companies and operational units are located and monitors the progress of the coronavirus. It seeks to preserve its employees and collaborators by preventing the spread of the disease, including through the creation of a Crisis Committee to coordinate and monitor all actions related to the pandemic.

Due to the need to preserve essential operations, the Company brought employee vacations forward, approved compensation for overtime credits, authorized remote working, restricted national travel, restricted meetings with large numbers of people and banned international travel.  The Company placed employees who showed symptoms of the virus in quarantine and asked its service providers to also follow all guidelines from the Ministry of Health.

With regard to its operations, the Company has adopted all measures to maintain the normality of the operations, given the strategic sector in which it operates, and mainly because it is the largest Brazilian electric power company, with more than 51 thousand MW of installed power, accounting for 30% of the country's generation, and with 45% of all transmission lines above 230kv. Among the measures, we have implemented a contingency plan regarding generation and transmission assets, aiming at mapping, monitoring and guiding employees on the necessary actions.

Due to the impacts of the pandemic, the Federal Government estimated that Brazil's Gross Domestic Product (GDP) will stagnate in 2020, expanding only by 0.02%. The forecast was released on March 20, 2020 by the Ministry of Economy, which previously forecasted a GDP growth of around 2.1%.

The correlation between GDP growth and electricity consumption enables us to predict an impact on energy consumption in certain sectors such as industry and commerce. Given this conjuncture, there are certain scenarios that, should they materialize, imply significant impacts on the electricity trading business, the sector in which the Company operates. The Company’s financial statements as of and for the year ended December 31, 2019, presented herein, were not impacted by this pandemic.

As of December 31, 2019, Eletrobras had R$33,687 million of gross revenue, of which R$23,374 million was derived from generation, R$9,544 million from transmission and R$769 million from other revenues.

The generation revenue derives from the ACR - Regulated Contracting Environment – (Ambiente de Contratação Regulada”) including Quota regime and the ACL - Free Contracting Environment and the Short-Term Market (or Ambiente do Contratação Livre e do Mercado de Curto Prazo), in which the differences between the amounts generated, contracted and disbursed are settled.

Although in the ACR there is a great diversification of clients (distributors of the National Interconnected System, or Sistema Interligado Nacional - SIN) and the distributors' client portfolios are also widely pulverized, it is estimated that there will be a less probability of economic loss on thoses contracts in spite of the probability of growth of the default of the final consumer those distributors. However, consumer defaults and falling demand can, however, generate cash flow mismatches for distributors and they suspend or delay payments to Eletrobras.

As they operate in a regulated framework, distributors have established rights and obligations.  Annually, they are entitled to an adjustment of the tariff charged to consumers, mainly reimbursing the

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

costs of Tranche A (non-manageable costs), which involve the purchase of energy, transmission costs and sector charges.  However, in order to have the right to receive an annual tariff adjustment, the distributors have to have complied with their sectorial obligations. Accordingly, in accordance with the existing rules established by ANEEL, no significant increase in default by distributors is expected, as it would not make their annual tariff adjustment feasible. Regarding the ACL, there is an increase in the probability of contract default and in requests for renegotiation of the contracted amounts. The reason is a potential decrease in the demand for energy, reflecting, therefore, the risk of impact on the expected revenue for the coming months.

In addition, we expect a decrease in liquidity in the energy market, which may result in difficulties for entering into new trading deals. In this respect, we must stress possible cancellations and delays of new energy auctions promoted by the Federal Government.

Regarding the possible impacts on the transmission sector for Eletrobras Companies, the system and facilities operation centers already have back-up systems, which allow their operations to be immediately taken over by other centers in the event of possible contamination, allowing decontamination actions to be carried out and a new team to safely take over the operational shift.

The transmission of energy in Brazil is a regulated business, where the service is remunerated through a tariff determined by ANEEL, known as the Annual Allowed Revenue – RAP (or Receita Annual Permitida). The RAP is established at the time of the concession auction, with periodic reviews defined by specific regulation, and consequently is not generally impacted by temporary external factors. There are currently no factors that may indicate that the outbreak of Covid-19 will impact the revenues of the transmission assets, since the contracted RAP is affected by the availability of the assets in the interconnected system, having no connection with the flow of energy transmitted.

It is important to highlight that, historically, the energy transmission segment has experienced a low default rate, even in moments of severe economic crisis, such as the one we experienced recently (2009 and 2015-2016). Currently the average default recorded for the last 12 months is less than 0.5%, i.e., the transmission companies have received more than 99.5% of expected revenues. However, in a catastrophic scenario, the transmission companies' revenues may be impacted if the users' payment capacity is affected, particularly in a scenario of over contracting by electricity distribution concessionaires and exchange rate devaluation.

In addition, Eletrobras has transmission projects in the implementation phase, which may suffer delays in the event of the need for total shutdown of these projects or as a result of difficulties in the transportation of construction teams.

Despite the above, due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that may materialize in the coming months in the Company's operations. The effects on the world economy are not yet clear and, particularly in Brazil, it is unclear how long these effects will last. In addition, the unprecedented countercyclical measures being adopted worldwide can contribute significantly to reducing the economic impacts of the pandemic.

Consequently, it is not yet clear by how much the electricity consumption in Brazil will decrease and neither the duration of this reduction, therefore it is necessary to monitor the market and update the estimates when official information is released by the responsible agencies. Before the current situation, the forecast for cargo growth in the Interconnected System was 4.2% in 2020. Preliminary estimates made by some market agents indicate that cargo growth in 2020 has fallen to values around 2.4%.

As previously mentioned, due to the correlation between GDP growth and electricity consumption, an impact on the electricity market is expected. However, we cannot yet make reliable assumptions about the income behavior in order to obtain a more precise estimate of the impact on the electric energy market.

With regard to its cash flow, the Holding finished 2019 with a positive cash flow of R$6.8 billion (in the consolidate was R$ 10.8 billion), which will provide Eletrobras with greater security for the potential impacts on its operations reported above.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

In relation to its foreign exchange exposure, the Company explains that in its consolidated balance sheet it records the passive dollarized foreign currency exposure of USD306 million on the base date of 12/31/2019, as shown in the table below:

Consolidated Foreign Exchange Exposure as of 31/12/2019 - USD million
Assets	1,901
Liabilities	(2,207)
= Exposure Result	(306)

Despite the balance sheet position showing consolidated passive exposure to the dollar, when observing the effect on cash flow, especially in the short term, the consolidated position demonstrates that the profile of disbursement of liabilities is more extended and concentrated than that of assets. This can be understood by noting that a large part of the disbursement of the liabilities components of the balance sheet is related to the discharge of the remaining portion of its outstanding bonds, in amounts corresponding to USD625 million, USD500 million and USD750 million, maturing respectively in the form of bullets in 2021, 2025 and 2030. It can be observed that of the total liabilities of USD2.2 billion that make up exchange rate exposure in the balance sheet, USD1.87 billion, or 85%, are concentrated in three specific dates not occurring in the short term.

Rio de Janeiro, March 27, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.